UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company"), pursuant to paragraph 4 of Article 157 of Law No. 6.404/76 and in Instruction No. 358/02 of the Brazilian Securities and Exchange Commission, as amended, and as a continuation of the Notice to the Market published on July 15, 2013, hereby informs that, on April 4, 2014, Santander Brasil and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima. ("SGS"), executed a Share Purchase Agreement (“Agreement”), for the acquisition, by SGS, of 100% of the voting and total corporate capital (“Acquisition” or “Transaction”) of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Santander Brasil in developing acquiring services and card processing activities.

1.         Information on SGS.

SGS is a privately held company rendering services related to the acquiring business  whose control is currently shared by the Company and, indirectly, by the current shareholders of GETNET ("Sellers"), in the proportion of 50% each. The creation of SGS is the result of the commercial partnership (joint venture) established in 2010, and SGS’s current revenues are mainly from point of sale (POS) leasing transactions.

2.         Information on GETNET.

GETNET is a privately held company which develops, directly or through its subsidiaries or companies under common control, the following activities: (i) data and information capturing, transmission and processing services; (ii) software development and/or licensing; (iii) sales of prepaid mobile telephone credit services, fixed telephone services, electronic ticketing, and other forms of prepaid services; (iv) technical, commercial and logistics infrastructure for business related to receiving bills from concessionary companies and banks, and other documents related to tax collection and to banking correspondent services; (v) integrated solutions for the sale of products and capture of electronic transactions at POS, smartphones, and tablets.

3.         Purchase Price.

The purchase price of 100% of the shares issued by GETNET is R$1,104,000,000.00, of which: (i) R$1,020,000,000.00 will be paid to the Sellers on the Closing Date (as hereinafter defined), adjusted by the SELIC rate from 01/31/2014 until the date of the payment and (ii) R$ 84,000,000.00 will be paid in 5 equal annual installments as of the Closing Date ("Purchase Price").

4.         Structure of the Acquisition

The implementation of the Acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the date of the closing date of the Transaction ("Closing Date"), upon compliance with the following steps:

4.1       Corporate Reorganization before the Acquisition.

Prior to the Closing of the Transaction, the Sellers shall have undertaken a corporate reorganization involving the companies currently controlled by the Sellers in order to segregate the holdings and assets which are a part of the Acquisition, and therefore exclude the assets that are not part of the Transaction.

As a result of this corporate reorganization, the corporate structure shall be as follows:

4.2       Step 1 - Capital contribution to SGS by Santander Brasil.

The first step of the Transaction consists in approving a capital increase in SGS, on the Closing Date, corresponding to (i) the Purchase Price, which will be fully subscribed and paid-in in Brazilian currency by Santander Brasil and (ii) the value corresponding to the shares of iZettle do Brasil Meios de Pagamento S.A. ("iZettle Brasil") that Santander Brasil shall hold on the Closing Date as a result of conversion of subscription warrants it owns.

Once the mentioned capital increase is undertaken, Santander Brasil will own 88.5% of the total corporate capital of SGS and the Sellers shall be, indirectly, owners of the remaining 11.5% of the total corporate capital of SGS.

4.3       Step 2 – Acquisition of 100% of the GETNET Shares.

The second step of the Transaction consists of the acquisition, by SGS, of 100% of the shares issued by GETNET and owned by the Sellers, which will be transferred to SGS on the Closing Date.

4.4       Step 3 – Merger of GETNET into SGS.

The third step of the Transaction consists of merging GETNET into SGS so that the resulting corporate entity is the owner of all the investments and assets related to the activities which are the focus of this Transaction. After the merger, the corporate structure shall be as follows:

After the implementation of the steps mentioned above, the activities of the new company (SGS) and of its subsidiaries will encompass: (i) the capture and processing of card operations (credit and debit cards); (ii) acquiring operations; (iii) operations regarding the anticipation of receivables related to acquiring operations; (iv) vertical business, which include: (a) recharging of mobile phone credits; (b) billing; (c) correspondent banking; (d) integrated solutions for the capture platform; (v) all activities currently developed by GETNET; (vi) mobile POS solutions distributed by iZettle Brasil; as well as (vii) call center operations which provide support to the acquiring activities.

The Sellers may sell to Santander Brasil its remaining SGS shares after the 36th month as of the Closing Date, or if certain events prescribed in the Agreement occur.

5.         Other Information regarding the Transaction.

The Transaction will reinforce the strategy and the potential growth of the acquiring business of Santander Brasil, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) gains related to scale´s improvement, reduction of costs per transaction and additional sinergies expected from the integration of operational and commercial structures.

Additionally, with the consolidation of the vertical business derived from GETNET, it will be possible for Santander to have a new, more complete commercial approach towards the business and enhance the differentiation of its services, assisting its costumer loyalty and costumer retention.

The provisions of Article 256 of Law No. 6.404/76 do not apply to the Transaction, and the Company estimates that the Transaction’s closing will occur within 180 days as of this date.

Santander Brasil will maintain its shareholders and the market informed of any relevant events related to the Transaction.

São Paulo, April 7, 2014.

Carlos Alberto López Galán

Executive Officer of Investor Relations

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 7, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer